SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

                                                                                                                                            24 September 2008

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

Protherics PLC

Additional “DEEP” study analyses and new mechanistic data presented at major conference

London, UK; Brentwood, TN, US; 24 September 2008 - Protherics PLC (“Protherics” or the “Company”) the international biopharmaceutical company focused on critical care and cancer, today reports the findings of further analyses of data from its placebo-controlled phase 2b Digibind® (GSK) Efficacy Evaluation in Pre-eclampsia (“DEEP”) study. These new analyses, together with results from a mechanistic study, were presented in two oral presentations at the 16th World Congress of The International Society for the Study of Hypertension in Pregnancy (ISSHP) in Washington DC, US this week.

The first presentation, an oral plenary presentation entitled ‘Antepartum Administration of a Digoxin Immune Fab (DIF, Digibind®) Improves Renal Function in Patients with Severe Pre-eclampsia’ was presented by Dr Garrett K. Lam, a spokesperson for the investigators involved in the DEEP study. This reiterated findings reported by Protherics in April that DIF preserved maternal renal function, the first time a drug had shown a clinically significant benefit in the function of a target organ in patients with severe pre-eclampsia, and exhibited a favorable safety profile. Importantly, this presentation reported findings from new analyses which indicate that very low birth weight babies (1250 g or less) born to mothers in the DIF group had a more favourable outcome than expected and a better outcome than low birth weight babies born to mothers in the placebo group. The differences between groups for the most serious conditions of prematurity, severe (Grade 3 and 4) intraventricular hemorrhage (IVH) and necrotizing enterocolitis (NEC), were marked, with no babies (0/18) in the DIF group with severe IVH versus 21% (3/14) in the placebo group (P=0.07) and only 6% (1/18) of babies in the DIF group having NEC versus 21% (3/14) in the placebo group (P=0.30).

A second oral presentation, a mechanistic study undertaken using samples from the DEEP Study, entitled ‘In-Vivo Reversal of Functional Sodium Pump Inhibition with Digibind® Treatment’ was presented at the conference by Dr. Steven W. Graves of Brigham Young University, Utah, US, a leader in research into the role of the sodium pump and its inhibitors in disease. There was significantly (P=0.03) less inhibition of the sodium pump in sera from women in the DIF group following treatment than in the placebo group (similar levels of inhibition were seen in both groups prior to treatment). This finding supports the theory that DIF binds to and thus removes endogenous digoxin-like factors (EDLFs), which are known to inhibit the sodium pump and are at higher levels in women with pre-eclampsia from the circulation. The reduced inhibition of the sodium pump could explain the preservation of renal function seen in women in the DIF group in the DEEP study.

Severe pre-eclampsia is a potentially life threatening complication of pregnancy for which there is no effective treatment other than delivery of the baby and pre-eclampsia is a leading cause of maternal and infant death throughout the world. Protherics and other stakeholders in the programme intend to discuss the data from the study and the potential next steps in the clinical development of DIF for severe pre-eclampsia with FDA in early 2009.

Andrew Heath, Chief Executive of Protherics, commented:

“We are excited by these promising new analyses of the DEEP study results which suggest that a larger study to further explore the clinical benefits of Digoxin Immune Fabs on neonatal outcomes in severe pre-eclampsia may be warranted. We look forward to discussing next steps with key stakeholders to determine the future direction for this important programme in pre-eclampsia. There is an urgent need for new products to treat pre-eclampsia as there are currently no approved therapies available and few products in development.”

| Ends |

For further information please contact:

Protherics
Ashley Tapp, Communication Manager	+44 (0) 7790 811 554
Saul Komisar, President Protherics Inc	+1 615 327 1027

Financial Dynamics – press enquiries
London: Ben Atwell, Lara Mott	+44 (0) 20 7831 3113
New York: John Capodanno	+1 212 850 5600

Or visit www.protherics.com

Notes for Editors:

About Protherics

Protherics (LSE: PTI, NASDAQ: PTIL) is a leading international biopharmaceutical company focused on specialist products for critical care and cancer.

The Company has two critical care products, CroFab™ and DigiFab™, approved for sale in the US. The Company has the opportunity to sell these products in the US from October 2010 together with Voraxaze™, a supportive cancer care product, following anticipated approval in the US in 2010. Protherics is also developing a number of other products in the cancer arena that it can commercialise in-house.

In addition, Protherics has several potential blockbuster products that require development and commercialisation partners. These include CytoFab™ which has been partnered by AstraZeneca in a major licensing deal, and also Angiotensin Therapeutic Vaccine and Digoxin Immune Fabs for which licensing partners will be sought in 2008-2009.  These products have the potential to be high value products that can provide additional funding for the Company.

Protherics reported revenues of £26.1 million for the year ended 31 March 2008 and a strong cash balance of £37.7 million. With headquarters in London, the Company has approximately 300 employees across its operations in the UK, US and Australia.

On Thursday, 18th September Protherics announced a proposed merger with BTG through a recommended share offer.

For further information visit www.protherics.com

About Pre-eclampsia

Pre-eclampsia is a life-threatening disorder occurring in 10% of pregnancies worldwide per year. It is characterised by high blood pressure and can lead to renal failure and seizures. It typically results in the early delivery of the baby, with potential developmental abnormalities and the possible death of the mother and/or baby. By conservative estimates, pre-eclampsia and other hypertensive disorders of pregnancy are responsible for 76,000 deaths each year in the US. Pre-eclampsia is also a major cause of admission of babies into Neonatal Intensive Care Units (NICU). Currently there are no approved therapies available to treat pre-eclampsia and few products in development. The cause of pre-eclampsia has not been conclusively identified but several vasoactive substances called endogenous digoxin-like factors (EDLFs) have been identified in the blood and placenta of women with pre-eclampsia. These EDLFs rapidly disappear following delivery of the baby, coincident with the disappearance of the symptoms of pre-eclampsia. Both Digibind and DigiFab™ (Protherics), which have been found to bind to EDLFs in vitro, may have potential application in the treatment of pre-eclampsia.

About Digoxin Immune Fabs

Digibind® and DigiFab™ are intravenously administered polyclonal antibody fragments (Fab) designed to bind and neutralize digoxin. These products are used in the treatment of patients with life-threatening or potentially life-threatening digoxin toxicity or overdose. Digoxin is the most commonly used cardiac glycoside in the treatment of congestive heart failure, and is also used to slow heart rate in some cardiac disturbances. Digoxin toxicity can cause potentially life-threatening heart rhythm disturbances, ranging from very slow to rapid ventricular rhythms.
*Digibind® is a trademark of the GlaxoSmithKline group of companies

Intraventricular Hemorrhage (IVH)

An intraventricular hemorrhage (or "IVH") is a bleeding of the brain's ventricular system, where the cerebrospinal fluid is produced and circulates through towards the subarachnoid space. It can result from physical trauma or from hemorrhaging in stroke. This type of hemorrhage is particularly common in infants, especially premature infants or those of very low birth weight.

Necrotizing Enterocolitis (NEC)

Necrotizing enterocolitis is a gastrointestinal disease that mostly affects premature infants. It involves infection and inflammation that causes destruction of the bowel (intestine) or part of the bowel.

Disclaimer

This document contains forward-looking statements that involve risks and uncertainties including with respect to products under development and the progress and completion of clinical trials. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors discussed in Protherics’ Annual Report on Form 20-F and other reports filed from time to time with the U.S. Securities and Exchange Commission. We do not undertake to update any oral or written forward-looking statements that may be made by, or on behalf of, Protherics.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 24 September 2008	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director